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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1   )*

                             COLORADO MEDTECH, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    19652U 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

          CHRISTOPHER M. HAZLITT, ESQ., CHRISMAN, BYNUM & JOHNSON, P.C.
          -------------------------------------------------------------
           1900 15TH STREET, BOULDER, CO  80302,   (303)546-1300
          -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 24, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)
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                                  SCHEDULE 13D


CUSIP NO.   19652U 10 4                                PAGE    2   OF  4   PAGES
- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DEAN A. LEFFINGWELL
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          552,000

     NUMBER OF    --------------------------------------------------------------
       SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH       --------------------------------------------------------------
     REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON              552,000
       WITH
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         552,000
- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.99%

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                        2

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ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to no par value per share common stock ("Common Stock") of Colorado MEDtech, Inc. (formerly known as Cybermedic, Inc.), a Colorado corporation (the "Company"), whose principal executive offices are located at 6175 Longbow Drive, Boulder, CO 80301.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Dean A. Leffingwell, whose address is 1866 W. Plum Circle, Louisville, CO 80027. On October 19, 1992, Cybermedic, Inc., together with Cybersub, Inc., a wholly owned subsidiary of Cybermedic, Inc., and RELA, Inc. ("RELA") entered into an Agreement and Plan of Merger (the "Merger Agreement") as to merger (the "Merger") of Cybersub, Inc. with and into RELA. After such merger, Mr. Leffingwell was Chairman of the Board of Directors and Vice President of Business Development of the Cybermedic, Inc.
Cybermedic, Inc. subsequently changed its name to Colorado MEDtech, Inc.
Mr. Leffingwell served as Chief Executive Officer and Chairman of RELA from January 1992 until the Merger. From 1977 to 1991, Mr. Leffingwell served as President and as a director of RELA. He is currently on the Board of Directors of Colorado MEDtech, Inc.

Mr. Leffingwell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding
any violation   with respect to such laws.  Mr. Leffingwell is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This amendment relates only to dispositions by the reporting person of securities issued by the issuer. Funds for purchases to date are from personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

     This amendment relates only to dispositions by the reporting person of securities issued by the issuer.

     Mr. Leffingwell acquired the Common Stock as a result of the Merger, and holds the Common Stock for investment purposes.

     Pursuant to the Merger Agreement, the Board of Directors of the Company was expanded from three (3) to seven (7) members, with the additional directors to take office on or after November 3, 1992.

     Pursuant to the Merger Agreement, Mr. Leffingwell and certain other shareholders of RELA and Cybermedic, Inc., which shareholders beneficially own a majority of the issued and outstanding Common Stock after the Merger, entered into a Cooperation Agreement in which the shareholders agreed to vote all shares of Common Stock owned by them in favor of amending the Articles of Incorporation of Cybermedic, Inc. to: increase the number of Cybermedic, Inc.'s authorized shares of common stock from 5,000,000 to 100,000,000 shares of no par value common stock; to change the name of the company to "Colorado Medical Technology, Inc."; to authorize 2,000,000 shares of a new class of preferred stock of Cybermedic, Inc., no par value per share, to be issued in series and amounts, and with the rights, privileges and preferences, from time to time as the Board of Directors of Cybermedic, Inc. shall determine; and to approve an Incentive Stock Option Plan previously approved by the Board of Directors of Cybermedic, Inc., under which 900,000 authorized but unissued shares of Common Stock shall be reserved for issuance pursuant to options to be granted to employees of RELA and Cybermedic, Inc.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Cross reference to Items 7 - 13 of cover page of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See discussion of Cooperation Agreement in Item 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                        3

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 2, 1996                     /s/ Dean A. Leffingwell
                                        -----------------------------
                                        Dean A. Leffingwell


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